File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2022

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2022, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	500,000,000	Floating Rate	100.00	4-Oct-2022	4-Oct-2027
USD	100,000,000	Floating Rate	99.482	12-Oct-2022	16-Sep-2026
USD	100,000,000	Floating Rate	99.46	8-Nov-2022	16-Sep-2026
NOK	300,000,000	3.70	100.00	10-Nov-2022	10-Nov-2037
USD	30,000,000	4.55	100.00	10-Nov-2022	10-Nov-2027
USD	100,000,000	Floating Rate	99.752	10-Nov-2022	12-Apr-2027
USD	100,000,000	Floating Rate	99.758	16-Nov-2022	12-Apr-2027
NOK	1,000,000,000	3.77	100.00	17-Nov-2022	17-Nov-2027
USD	100,000,000	Floating Rate	99.473	17-Nov-2022	16-Sep-2026
USD	50,000,000	Zero Coupon Callable	100.00	28-Nov-2022	28-Nov-2032
AUD	12,285,000	3.44	99.99	28-Nov-2022	25-Nov-2025
USD	45,732,000	3.68	99.99	28-Nov-2022	25-Nov-2025
USD	200,000,000	Floating Rate	99.474	28-Nov-2022	16-Sep-2026
USD	50,000,000	Zero Coupon Callable	100.00	15-Dec-2022	15-Dec-2037

Purchases by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re- Purchase Settlement Date
IDR	500,000,000,000	7.875	25-Feb-2020	14-Mar-2023	275,000,000,000	10-Nov-2022

Annex B

INTER-AMERICAN DEVELOPMENT BANK

ORDINARY CAPITAL

December 31, 2022

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Balance Sheet - As of December 31, 2022

(Expressed in thousands of United States dollars)

Assets

Cash		$1,204,959

Investments
Trading		31,507,237

Obligations issued or guaranteed by governments or issued by U.S. Agencies	21,987,505
Time deposits and other obligations of banks	8,385,220
Asset-and mortgage-backed and corporate securities	969,617
Accrued interest on investments	164,895

Developmental Assets		112,663,005
Loans outstanding	112,696,803
Allowance for loan losses	(762,454)
Deferred loan origination fees and cost	64,420

	111,998,769
Debt securities
Measured at fair value	147,622
Measured at amortized cost	554,989
Allowance for debt securities	(38,375)

	664,236

Derivative assets, net		147,506

Accrued interest and other charges
On loans	1,068,274
Others	9,290	1,077,564

Other Assets
Property, improvements and equipment, at cost	1,070,352
Less accumulated depreciation & amortization	(622,494)

	447,858

Receivable for investment securities sold	93,653
Assets under retirement benefit plans	184,541
Miscellaneous	699,331	1,425,383

Total assets		$148,025,654

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Balance Sheet - As of December 31, 2022

(Expressed in thousands of United States dollars)

Liabilities and Equity

Liabilities

Borrowings
Short-term borrowings, net	1,021,060
Medium- and long-term borrowings:
Measured at fair value	78,870,488
Measured at amortized cost	23,801,684

	102,672,172	$103,693,232

Amounts payable to maintain value of currency holdings		127

Other liabilities
Payable for investment securities purchased	94,293
Due to IDB Grant Facility	159,925
Accrued interest on borrowings at amortized cost	186,085
Undisbursed Special programs	226,493
Other liabilities	865,256	1,532,052

Total liabilities		110,152,496

Equity
Capital stock
Subscribed - 14,170,108 shares	170,940,140
Less callable portion	(164,900,691)
Additional paid-in Capital (APIC)	5,814,858	11,854,307

Receivable from members
Non-negotiable, non-interest bearing demand obligations	(494,095)
Non-negotiable, non-interest bearing term obligations	(216,972)
Amounts required to maintain value of currency holdings	(109,153)	(820,220)

General reserve		22,804,965
Special reserve		2,665,500

Accumulated other comprehensive income
Accumulated translation adjustments	911,066
Accumulated SFAS 158 adjustments	508,358
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(50,818)	1,368,606

Total equity		37,873,158

Total liabilities and equity		$148,025,654

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Statement of Income (Loss) and General Reserve

For the Period Ended December 31, 2022

(Expressed in thousands of United States dollars)

	Month		Year-to-Date
	2022	2021	2022	2021
Income

From loans
- Interest, after swaps	$463,435	$221,368	$3,423,024	$2,058,431
- Credit commissions	7,596	8,056	91,696	103,593
- Fees from non-sovereign-guaranteed and emergency lending	3,903	4,130	15,338	22,242

	474,934	233,554	3,530,058	2,184,266

From investments, after swaps
- Interest	117,066	15,609	708,233	118,376
- Net gain (loss)	28,600	(11,300)	(126,100)	(13,000)

	145,666	4,309	582,133	105,376

Other interest income (loss)	(9,694)	4,454	39,400	43,133

From other sources	(29,436)	(21,627)	42,960	42,562

Total income	581,470	220,690	4,194,551	2,375,337

Expenses

Borrowing expenses	416,385	52,344	2,378,877	624,343
Administrative expenses	125,517	108,623	963,031	924,428
Special programs	22,598	21,642	108,880	93,785
Provision (credit) for developmental assets losses	358,377	(15,037)	425,926	(78,630)

Total expenses	922,877	167,572	3,876,714	1,563,926

Operating Income (loss)	(341,407)	53,118	317,837	811,411

Net fair value adjustments on non-trading portfolios and foreign currency transactions	207,139	108,960	1,278,871	401,559
Board of Governors approved transfers	-	-	(171,803)	(91,740)
Other components of net periodic benefit costs	1,464	(3,043)	17,570	(36,513)

Net income (loss)	(132,804)	159,035	1,442,475	1,084,717

General reserve, beginning of period	22,937,769	21,353,455	21,512,490	20,577,773

Distributions on behalf of shareholders	-	-	(150,000)	(150,000)
Cumulative adjustment for CECL	-	-	-	-

General reserve, end of period	$22,804,965	$21,512,490	$22,804,965	$21,512,490

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Statement of Comprehensive Income (Loss)

For the Period Ended December 31, 2022

(Expressed in thousands of United States dollars)

	Month		Year-to-Date
	2022	2021	2022	2021

Net income (loss)	$(132,804)	$159,035	$1,442,475	$1,084,717

Other comprehensive income (loss):
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans	6,450	10,317	77,408	123,822
Recognition of changes in assets/liabilities under retirement benefits plans	1,101,271	513,819	1,101,271	513,818
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	157,849	(70,382)	332,966	(159,460)

Total other comprehensive income	1,265,570	453,754	1,511,645	478,180

Comprehensive income	$1,132,766	$612,789	$2,954,120	$1,562,897

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Statement of Cash Flows

For the Period Ended December 31, 2022

(Expressed in thousands of United States dollars)

	2022	2021
Cash flows from lending and investing activities Developmental activities:
Loan disbursements	$(11,652,722)	$(12,425,265)
Loan collections	6,956,897	7,336,899
Purchase of debt securities	(324,940)	(86,712)
Collection of debt securities	15,830	12,556

Net cash used in lending activities	(5,004,935)	(5,162,522)
Purchase of property, net	(55,184)	(44,774)
Miscellaneous assets and liabilities, net	119,151	89,544

Net cash used in lending and investing activities	(4,940,968)	(5,117,752)

Cash flows from financing activities
Medium- and long- term borrowings:
Proceeds from issuance	16,988,858	24,298,658
Repayments	(19,453,822)	(16,841,890)
Short term borrowings, net
Proceeds from issuance	5,531,418	7,264,098
Repayments	(5,602,423)	(7,354,348)
Cash collateral returned	(270,002)	(886,271)
Collections of capital subscriptions	195	420
Distributions paid on behalf of shareholders	(148,555)	(148,555)

Net cash (used in) provided by financing activities	(2,954,331)	6,332,112

Cash flows from operating activities
Gross purchases of trading investments	(51,359,348)	(72,108,143)
Gross proceeds from sale or maturity of trading investments	57,934,257	69,218,475
Securities purchased under resale agreements	-	-
Loan income collections, after swaps	2,903,018	2,100,319
Interest and other costs of borrowings, after swaps	(1,177,649)	(608,326)
Income from investments	271,579	51,768
Other interest income	55,003	25,893
Other income	46,669	47,115
Administrative expenses	(787,656)	(749,744)
Transfers to the IDB Grant Facility	(138,140)	(173,467)
Special programs	(107,586)	(94,938)

Net cash provided by (used in) operating activities	7,640,147	(2,291,048)

Effect of exchange rate fluctuations on Cash	(30,377)	(29,031)

Net decrease in cash	(285,529)	(1,105,719)

Cash, beginning of period	1,490,488	2,596,207

Cash, end of period	$1,204,959	$1,490,488

Reconciliation of Net income to net cash used in operating activities:
Net income	$1,442,475	$1,084,717
Difference between amounts accrued and amounts paid or collected for:
Loan income	(627,040)	(83,947)
Income from investments	(383,954)	(55,308)
Other interest income	15,603	(17,240)
Other income	3,709	4,553
Interest and other costs of borrowings, after swaps	1,201,228	16,017
Administrative expenses, including depreciation	175,375	174,684
Special programs	1,294	(1,153)
Transfers to the IDB Grant Facility	33,663	(81,727)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,278,871)	(401,559)
Net unrealized loss on trading investments	73,400	1,700
Other components of net periodic benefit cost	(17,570)	36,513
Net increase in trading investments	6,574,909	(2,889,668)
Provision (credit) for developmental assets losses	425,926	(78,630)

Net cash provided by (used in) operating activities	$7,640,147	$(2,291,048)

Supplemental disclosure of noncash activities
Increase (decrease) resulted from exchange rate fluctuations:
Trading investments and related swaps	(1,398)	(4,204)
Loans outstanding and related swaps	(7,080)	(95,265)
Debt securities	(47,492)	(48,796)
Borrowings and related swaps	(29,688)	(153,067)
Receivable from members, net	17,541	4,628